November 23, 2016

VIA COURIER AND EDGAR

Re:  Hilton Grand Vacations Inc.

        Registration Statement on Form 10

        File No. 001-37794

Sandra B. Hunter, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunter:

On behalf of Hilton Grand Vacations Inc., we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 6 (“Amendment No. 6”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on November 10, 2016. Among other changes, Amendment No. 6 has been revised on page 165 to clarify the board designation rights of Blackstone and HNA following the consummation of the Sale. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 6.

SECURITIES AND EXCHANGE COMMISSION	2	November 23, 2016

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Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 or Edgar J. Lewandowski at 212-455-7614 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Jennifer Gowetski, Esq.

Jennifer Monick

Jeffrey Lewis

Hilton Worldwide Holdings Inc.

Kristin A. Campbell, Esq.

Charles R. Corbin, Jr., Esq.

Hilton Grand Vacations Inc.

Mark D. Wang